INTERIM CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED APRIL 30, 2010

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

QUARTZ MOUNTAIN RESOURCES LTD.
Interim Consolidated Balance Sheets
(Unaudited – Expressed in United States Dollars unless otherwise stated)

	April 30	July 31
	2010	2009

ASSETS

Current assets
Cash and cash equivalents	$304,276	$391,040
Amounts receivable and prepaids	9,290	32,686
	313,566	423,726

Mineral property interests (note 4)	1	1

	$313,567	$423,727

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$20,535	$20,722
Amounts due to a related party (note 5)	6,803	35,116
	27,338	55,838

Shareholders' equity
Share capital (note 6)	21,269,046	21,269,046
Deficit	(20,982,817)	(20,901,157)
	286,229	367,889
Nature and continuance of operations (note 1)

	$313,567	$423,727

The accompanying notes are an integral part of these interim consolidated financial statements.

Approved by the Board of Directors

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Interim Consolidated Statements of Operations and Comprehensive Loss
(Unaudited – Expressed in United States Dollars unless otherwise stated)

	Three months ended		Nine months ended
	April 30		April 30
	2010	2009	2010	2009

Expenses
Exploration	$–	$5,204	$–	$5,204
Legal, accounting and audit	10,556	5,875	34,753	19,283
Mineral property investigation	–	–	1,096	–
Office and administration	17,166	36,026	61,232	84,135
Regulatory, trust and filing	11,852	12,313	25,262	23,005
Shareholder communication	1,915	–	1,915	–
Administrative cost recoveries	–	–	(23,751)	–
Loss before the following:	41,489	59,418	100,507	131,627
Foreign exchange (gain) loss	(16,009)	(9,762)	(17,561)	77,002
Interest income	(342)	(426)	(1,286)	(4,400)
Total loss and comprehensive loss for the period	$25,138	$49,230	$81,660	$204,229

Basic and diluted loss per common share	$0.00	$0.00	$0.01	$0.02

Weighted average number of common shares outstanding	13,399,426	13,399,426	13,399,426	13,399,426

The accompanying notes are an integral part of these interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Interim Consolidated Statements of Shareholders' Equity
(Unaudited – Expressed in United States Dollars unless otherwise stated)

	Nine months ended		Nine months ended
	April 30, 2010		April 30, 2009
	Number of		Number of
Share capital	shares	Amount	shares	Amount
Balance at beginning and end of the period	13,399,426	$21,269,046	13,399,426	$21,269,046

Deficit
Balance at beginning of the period		$(20,901,157)		$(20,677,054)
Loss for the period		(81,660)		(204,229)
Balance at end of the period		$(20,982,817)		$(20,881,283)

Total shareholders' equity		$286,229		$387,763

The accompanying notes are an integral part of these interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Interim Consolidated Statements of Cash Flows
(Unaudited – Expressed in United States Dollars unless otherwise stated)

	Three months ended		Nine months ended
	April 30		April 30
	2010	2009	2010	2009

Operating activities
Loss for the period	$(25,138)	$(49,230)	$(81,660)	$(204,229)
Adjustment for:
Unrealized foreign exchange (gain) loss	(15,742)	(9,128)	(17,561)	76,231
Changes in non-cash working capital items
Decrease (increase) in amounts receivable and prepaids	(1,488)	(38,442)	23,396	(32,322)
Increase (decrease) in accounts payable and accrued liabilities	4,475	424	(187)	(5,519)
Increase (decrease) in amounts due to a related party	6,064	41,627	(28,313)	48,830
Cash and cash equivalents (used) in operating activities	(31,829)	(54,749)	(104,325)	(117,009)
Effect of exchange rate changes	15,742	9,128	17,561	(76,231)
Decrease in cash and cash equivalents during the period	(16,087)	(45,621)	(86,764)	(193,240)
Cash and cash equivalents, beginning of period	320,363	443,717	391,040	591,336
Cash and cash equivalents, end of period	$304,276	$398,096	$304,276	$398,096

Components of cash and cash equivalents are as follows:
Cash	$6,687	$32,298	$6,687	$32,298
Bankers' acceptances	–	38,998	–	38,998
Government treasury bills	297,589	326,800	297,589	326,800
	$304,276	$398,096	$304,276	$398,096

Supplemental disclosure:
Interest received during the period	$342	$426	$1,286	$4,400

The accompanying notes are an integral part of these interim consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2010
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the "Company") is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

Operating results for the nine month period ended April 30, 2010 are not necessarily indicative of the results that may be expected for the full year ending July 31, 2010.

These interim consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue. The ability of the Company to carry out its planned business objectives is dependent upon its ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows in the future. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which may differ significantly from the going concern basis. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under Canadian GAAP. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except for the changes described in note 3. These interim consolidated financial statements should be read in conjunction with the Company's annual audited consolidated financial statements for the year ended July 31, 2009, which are available at www.sedar.com.

These interim consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2010
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

(i)      Section 3064 – Goodwill and Intangibles

The Canadian Institute of Chartered Accountants ("CICA") issued Handbook Section 3064 which replaces Section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the Company's interim consolidated financial statements.

(b)	Accounting Standards Issued But Not Yet Adopted

(i)      International Financial Reporting Standards ("IFRS")

The CICA confirmed in February 2008 that IFRS will replace Canadian GAAP for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities. Due to the Company's July 31 fiscal year end, the mandatory transition date for the Company is August 1, 2011 with the restatement of amounts reported by the Company for the year ended July 31, 2011 for comparative purposes. If the Company elects to early adopt IFRS, the transition date will be August 1, 2010 with the restatement of amounts reported by the Company for the year ended July 31, 2010 for comparative purposes.

(ii)     Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

The CICA issued Section 1582, "Business Combinations", Section 1601 "Consolidated Financial Statements", and Section 1602, "Non-Controlling Interests", which superseded current Section 1581, "Business Combinations", and Section 1600, "Consolidated Financial Statements". These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. For the Company, these sections are to be applied prospectively to business combinations for which the acquisition date is on or after August 1, 2011. Earlier adoption is permitted. If an entity applies these sections before August 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company expects that the adoption of these new standards will result in no material changes in its consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2010
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(iii)    Amendments to CICA 3855

The CICA amended Section 3855, "Financial Instruments – Recognition and Measurement" to provide additional guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category, amend the definition of loans and receivables, amend the categories of financial assets into which debt instruments are required or permitted to be classified, amend the impairment guidance for held-to-maturity debt instruments and require reversal of impairment losses on available-for sale debt instruments when conditions have changed. These amendments are effective for fiscal years beginning on or after November 1, 2009. These new standards are not expected to have a material impact on the Company's consolidated financial statements.

4.	MINERAL PROPERTY INTERESTS

	As at
	April 30,	July 31,
	2010	2009

Quartz Mountain Property

Net smelter royalty	$1	$1

Quartz Mountain (“Angel’s Camp”) Property – Oregon, USA

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Quartz Mountain property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge") for 300,000 common shares of Seabridge, 200,000 common share purchase warrants of Seabridge, cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Quartz Mountain (subsequently renamed “Angel’s Camp”) property. In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., which in turn became Golden Predator Royalty & Development Corporation.

5.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable):	As at
	April 30,	July 31,
	2010	2009
Hunter Dickinson Services Inc.	$(6,803)	$(35,116)

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2010
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

	Three months ended		Nine months ended
Transactions	April 30		April 30
	2010	2009	2010	2009
Services rendered by and expenses reimbursed to:
Hunter Dickinson Services Inc.– time billings	$10,406	$14,588	$43,490	$41,260
Hunter Dickinson Services Inc.– reimbursement for third party expenses	9,274	20,004	18,890	44,307
Total	$19,680	$34,592	$62,380	$85,567

Related party balances receivable or payable arise from advances by the Company for current and future services rendered to or costs incurred on behalf of the Company by Hunter Dickinson Services Inc. ("HDSI"). The related party balances are non-interest bearing and due on demand.

Hunter Dickinson Services Inc. ("HDSI") is a private company which employs or has contractual arrangements with certain directors of the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery basis pursuant to an agreement dated June 1, 2008. During the quarter, the Company sold its interest in HDSI for consideration of $1; however the service agreement with HDSI will remain in effect.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, by signed agreements. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Services rendered by and expenses reimbursed to HDSI for the three months ended April 30, 2010 and 2009 related to the reimbursement of travel expenses, office and administration services and geological consulting services for property investigation activities.

6.	SHARE CAPITAL

(a)	Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value.

(b)	Issued and Outstanding Common Shares

	Number of
Common shares issued	Shares	Amount
Balance at April 30, 2010 and July 31, 2009	13,399,426	$21,269,046

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2010
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

There were no preferred shares outstanding during the period.

(c)	Share Purchase Options

As at April 30, 2010, no share purchase options had been granted under the Company's Share Purchase Option Plan. Accordingly, there were no stock options outstanding as at April 30, 2010 and at July 31, 2009.

7.	FINANCIAL INSTRUMENTS

(a)	Fair Value of Financial Instruments

The carrying amounts of the Company's cash and cash equivalents, amounts receivable, balances due to a related party and accounts payable and accrued liabilities approximate their fair values.

(b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

(i)      Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, amounts receivable and balances receivable from a related party. The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high credit quality financial institutions. The carrying values of the Company's cash and cash equivalents and amounts receivable represent the maximum exposure to credit risk. The Company does not have any financial assets that are invested in asset backed commercial paper.

(ii)     Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term cash requirements. The Company's cash and cash equivalents are invested in business savings accounts which are available on demand for the Company's programs.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Interim Consolidated Financial Statements
For the three and nine months ended April 30, 2010
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(iii)    Foreign Exchange Risk

The Company is exposed to foreign exchange risk as its operating expenses are primarily incurred in Canadian dollars. The results of the Company's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in United States dollars in the Company's consolidated financial statements. Consequently, the fluctuation of the Canadian dollar in relation to the United States dollar will have an impact upon the losses incurred by the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure to foreign exchange risk of the Company's cash and cash equivalents, and amounts receivable is as follows:

Currency	April 30, 2010		July 31, 2009
	Foreign		Foreign
	currency	Expressed in	currency	Expressed in
	amount	US dollars	amount	US dollars
Canadian Dollar
Cash and cash equivalents	$303,035	$298,292	$131,826	$122,344
Amounts receivable	3,549	3,494	10,413	9,664
Total financial assets	$306,584	$301,786	$142,239	$132,008

The exposure to foreign exchange risk of the Company's accounts payable and accrued liabilities, and amounts due to a related party is as follows:

Currency	April 30, 2010		July 31, 2009
	Foreign		Foreign
	currency	Expressed in	currency	Expressed in
	amount	US dollars	amount	US dollars
Canadian Dollar
Accounts payable and accrued liabilities	$544	$535	$22,327	$20,722
Amounts due to a related party	6,910	6,803	37,837	35,116
Total financial liabilities	$7,454	$7,338	$60,164	$55,838

(iv)      Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company's policy is to invest cash at fixed rates of interest. Cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.